Exhibit 10.14

December 3, 2019

Michelle Robertson

Re:  Offer of Employment

Dear Michelle,

On behalf of Editas Medicine, Inc. (the “Company”), I am pleased to offer you employment with the Company.  The purpose of this letter is to set forth the terms of your employment with the Company, should you accept our offer.

You will be employed to serve on a full-time basis as the Chief Financial Officer,  reporting to the Chief Executive Officer of the Company.  Your base salary will be at the rate of $15,384.62  per bi-weekly pay period (equivalent to an annualized base salary of $400,000.00).  Your effective date of hire as an employee (the “Start Date”) will be  a date mutually agreed upon by you and the Company on or after January 1, 2020.  You shall work out of the Company’s office in Cambridge, Massachusetts and shall travel as required by your job duties.

You will receive a one-time sign on bonus of $140,000, less applicable taxes and withholdings, (the “Signing Bonus”), which will be paid to you in the first regular payroll following your commencement of employment with the Company.  Should you decide to leave the Company (other than for Good Reason) or are terminated for Cause, each within the first year of your employment, you will be expected to repay the bonus in full, in accordance with the Company’s Policy as set forth later herein.  All payments are subject to legally required or permitted tax withholdings.  For purposes of this letter agreement, “Cause”  and “Good Reason” shall have the same definitions as set forth in the Company’s Severance Benefits Plan, as amended.

Following the end of each fiscal year and subject to the approval of the Company’s Board of Directors (the “Board”), or a duly authorized committee thereof, you will be eligible for a retention and performance bonus, targeted at 40% of your annualized base salary, based on the Company’s performance goals during the applicable fiscal year as determined by the Board (or such committee) in its sole discretion in accordance with certain corporate goals determined by the Board (or such committee) in its sole discretion each year.  You must be an active employee of the Company on the date any bonus is distributed in order to be eligible for and to earn a

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bonus award, as it also serves as an incentive to remain employed by the Company, provided that the Company will award and pay any bonus for the prior calendar year on or before March 15th of the next succeeding calendar year.

Subject to approval of the Company’s Board of Directors, you may be granted (i) a stock option to purchase 120,000 shares of the Company’s common stock (the “Option”) at an exercise or purchase price equal to the fair market value of the Company’s common stock on the date of grant and (ii) restricted stock units in the amount of 20,000 units (the “RSU”, together with the Option, the “Equity Awards”).  The Equity Awards are being granted pursuant to Nasdaq Listing Rule 5635(c)(4) as an inducement for you to enter into employment with the Company. The Option will vest over four (4) years at the rate of 25% on the first anniversary of the Start Date, and an additional 2.0833% of the original number of shares at the end of each successive month following the first anniversary of the Start Date until the fourth anniversary of such date.  The RSU will vest over four (4) years at the rate of 25% on the first anniversary of the Start Date, and an additional 25% of the original number of RSU’s will vest at the end of each successive anniversary date of your Start Date until the fourth anniversary of such date. The Equity Awards will be brought to the Board of Directors for approval on or after the date you begin employment with the Company.  The Equity Awards will be granted under and subject to the terms of the Company’s 2015 Stock Incentive Plan and evidenced in writing by, and subject to the terms of a stock option agreement and a restricted stock unit agreement, as applicable, thereunder.

Should, within the twelve (12) month period following the Start Date, you (a) resign from employment with the Company (other than for Good Reason) or (b) the Company terminates your employment for Cause, you will be expected to repay the Signing Bonus in full, in accordance with the Company’s Policy as set forth below.

The Company’s payment of the Signing Bonus is subject to repayment upon termination of your employment, as set forth above.  Repayment required under this letter agreement will be due and payable to the Company within thirty (30) days of your separation from employment with the Company and/or will be deducted from any amounts due to you from the Company, up to the full balance of what is owed to the Company, subject to applicable law.  By signing and returning this offer letter, you agree to repayment of the Signing Bonus as provided for in this letter agreement, and you further agree to execute any documents requested by the Company at any time authorizing the deduction of such amounts from any amounts due to you from the Company.   If the Company does not take such deduction or any such deduction does not fully satisfy the amount of reimbursement due, you agree to repay the remaining unpaid balance to the Company as set forth above.

You will be eligible to participate in the Company’s Severance Benefits Plan, a copy of which is enclosed, at the “Other C-Level Officer” level.  Your eligibility under the Severance Benefits Plan is subject to the terms and conditions thereof.

You may participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided  you are eligible under (and subject to all

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provisions of) the plan documents governing those programs.  Additionally, you will be eligible for paid vacation and holidays in accordance with Company policy. Please see the enclosed “2020 Benefits Overview” for detailed information on our benefits and related policies, which currently include 11 paid holidays and a flexible time off program.  The benefit programs made available by the Company, and the rules, terms and conditions for participation in such benefit plans, may be changed by the Company at any time without advance notice.

You will be required to execute a Non-Solicitation, Non-Competition, Confidentiality and Assignment Agreement in the form attachment as Exhibit A (the “Agreement”), as a condition of employment. You acknowledge that your eligibility for the Sign On Bonus and Equity Awards referenced herein are contingent upon your agreement to the non-competition provisions set forth in the Non-Solicitation, Non-Competition, Confidentiality and Assignment Agreement.  You further acknowledge that such consideration was mutually agreed upon by you and the Company is fair and reasonable in exchange for your compliance with such non-competition obligations.

In making this offer, the Company understands, based on representations made by you, that you are not under any obligation to any former employer or any person or entity which would prevent, limit, or impair in any way your acceptance of this offer or employment or the performance by you of your duties as an employee of the Company.  In accepting this offer you represent and warrant the foregoing to be true and correct and that in connection with providing services to the Company you will not (i) use any confidential and/or proprietary information of any third party, including, without limitation, any former employer, and (ii) bring any biological or other materials to the Company. You further acknowledge and agree that the Agreement was provided to you by the earlier of (i) the date we sent you this letter agreement or (ii) ten (10) business days before the commencement of your employment with the Company.

You agree to provide to the Company, within three days of your hire date, documentation of your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986.  You may need to obtain a work visa in order to be eligible to work in the United States.  If that is the case, your employment with the Company will be conditioned upon your obtaining a work visa in a timely manner as determined by the Company.

It is understood that you are an “at-will” employee.  You are not being offered employment for a definite period of time or pursuant to an employment contract, and either you or the Company may terminate the employment relationship at any time and for any reason, with or without cause, or prior notice and without additional compensation to you.

This letter agreement and the Agreement referenced above constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (formal or informal, whether written, oral or implied) between you and the Company.  This letter agreement may not be amended or modified except by an express written agreement signed by both you and a duly authorized officer of the Company.  Although your job duties, title, reporting relationship, compensation and benefits may change from time to time in the Company's sole discretion and provided that the “at-will” nature of your employment may only be changed by a written

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agreement signed by you and the Chief Executive Officer, which expressly states the intention to modify the at-will nature of your employment.  Nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company, except to the extent you are eligible for post-employment benefits under the Severance Benefit Plan. The resolution of any disputes under this letter will be governed by the laws of the Commonwealth of Massachusetts.

As an employee of the Company, you will be required to familiarize yourself and comply with all Company policies and procedures.  Violations of the Company's policies may lead to immediate termination of your employment.  Further, the Company's premises, including all workspaces, furniture, documents and other tangible materials, together with all information technology resources of the Company (including computers, portable devices, data and other electronic files (whether in hard copy or electronic form), and all internet and email communications) are subject to oversight and inspection by the Company at any time.  Company employees shall have no expectation of privacy with regard to any Company premises, materials, resources or information.

The Company’s offer of at-will employment is contingent upon your authorization and successful completion of background and/or reference checks.  You will be required to execute authorizations for the Company to obtain consumer reports and/or investigative consumer reports and use them in conducting background checks as a condition to your employment.  The Company may obtain background reports both pre-employment and from time to time during your employment with the Company, as necessary.

Please indicate your acceptance of this offer by signing and returning the enclosed copy of this letter, and the Non-Solicitation, Non-Competition, Confidentiality and Assignment Agreement, no later than December 18, 2019.  You may indicate your acceptance of this offer by signing on the appropriate space below and returning a signed, scanned copy along with the Non-Solicitation, Non-Competition, Confidentiality and Assignment Agreement referenced in this letter to Tricia McCall at tricia.mccall@editasmed.com or returning by mail to Editas Medicine, Inc., 11 Hurley Street, Cambridge, MA 02141, Attention: Tricia McCall.

Please know that we are truly excited at the prospect of you becoming part of the Editas team and at your leadership helping to build what we hope will be an exceptional organization, one that is both a scientific pioneer and that delivers transformative medicines to many patients.  We believe that you will be a fundamental part of turning that aspiration into reality

Very truly yours,

/s/ Tricia McCall

Tricia McCall

Interim Head of HR

Editas Medicine, Inc.

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The foregoing correctly sets forth the terms of my employment by Editas Medicine, Inc.  I am not relying on any other representation, except as set forth in this letter.

/s/ Michelle Robertson	December 27, 2019
Michelle Robertson	Date

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